Exhibit 99.4

Portions of this exhibit, marked by [***], have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

AMENDMENT TO LEASE AGREEMENT

THIS AMENDMENT TO LEASE AGREEMENT (this "Amendment") is made and entered into as of this 19 day of April, 2024 by and between MONROE COUNTY PORT AUTHORITY ("Lessor"), and ERIE CREEK LLC ("Lessee").

RECITALS:

A.          Lessor owns certain land and improvements located in Ohio Township. Monroe County, Ohio commonly known as 42722 OH-7, Clarington, OH 43915 (the "Project").

B.          Lessor (as successor to Hannibal Real Estate, LLC) and Lessee entered into a lease dated February 5. 2024 (the "Lease") for (a) a portion of the Project consisting of a 345,000 square feet building and the portion of land shown as "Building Premises" on Exhibit A to the Lease (the "Original Building Premises"), (b) a portion of the Project consisting of approximately 12,432 square feet of office space as shown as "Office Premises" on Exhibit A to the Lease (the "Office Premises"); and (c) a portion of the Project consisting of approximately fourteen (14) acres of land and any improvements located thereon (subject to adjustment as set forth in the Lease) shown as "Ground Premises" on Exhibit A attached to the Lease (the "Ground Premises"; and together with the "Original Building Premises" and the "Office Premises", the "Original Leased Premises")

C.          Lessor and Lessee desire to extend the term of the Lease upon the terms and conditions set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual promises and covenants herein contained, the parties hereto, intending to be legally bound hereby, do covenant and agree as follows:

1.          DEFINED TERMS. All capitalized terms used herein but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Lease.

2.          EXPANSION.

A.       The "Building Premises" under the Lease shall be amended to refer to the Original Building Premises and the premises shown crosshatched on Appendix A hereto consisting of approximately 94,723 square feet (the "New Building Premises"), and the "Leased Premises" under the Lease shall be amended to refer to the Original Leased Premises and the New Building Premises. The square footage of the "Building Premises" is hereby amended to be 439,723.

B.       Lessee acknowledges by execution of this Amendment that Lessee has inspected the New Building Premises and accepts the New Building Premises "AS IS" and agrees that neither Lessor nor any of its agents or employees have made any other representations or warranties, either written or oral, express or implied, with respect to the condition, suitability, state of repair or zoning of the New Building Premises.

3.          RENT. Rent for the New Building Premises, shall be:

[***]

4.          SECURITY DEPOSIT. Within five (5) business days after the execution and delivery of this Amendment. Lessee shall deposit with Landlord [***], which shall be added to the Security Deposit. resulting in a total Security Deposit of [***].

5.         MISCELLANEOUS. Except as hereby expressly amended by this Amendment. all of the terms, covenants and conditions of the Lease shall remain in full force and effect. This Amendment shall be deemed effective as of the Effective Date (as defined in the Lease}. Each party represents and warrants to the other that it has the authority and all requisite approvals to enter into this Amendment. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Amendment may be executed in two counterparts, each of which shall be deemed an original but which together shall constitute one agreement. This Amendment may be executed by electronic signature, which shall be considered as an original signature for all purposes and shall have the same force and effect as an original signature. For these purposes, "electronic signature" shall mean electronically scanned and transmitted versions (e.g., via pdf file) of an original signature, signatures electronically inserted and verified by software such as Adobe Sign, or faxed versions of an original signature. This Amendment contains all agreements, understandings and arrangements between the parties hereto with regard to the amendment and modification of the Lease. This Amendment may not be modified except in writing signed by both parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this amendment as of the Effective Date.

LESSOR:

MONROE COUNTY PORT AUTHORITY

By:	/s/ Brian D. Turner
Name: Brian D. Turner
Title: Chair

STATE OF	Ohio	)
)
COUNTY OF	Monroe	)

The foregoing instrument was acknowledged before me this 19 day of April, 2024 by Brian D. Turner     , Chair             MONROE COUNTY PORT AUTHORITY on behalf of the port authority. This is an acknowledgement clause. No oath or affirmation was administered to the signer.

/s/ Helen M. Yoho
Helen M. Yoho, Notary Public
State of Ohio
My Commission Expires: February 19, 2026

IN WITNESS WHEREOF, the parties hereto have executed this amendment as of the Effective Date.

LESSEE

ERIE CREEK LLC

By:	/s/ Yanyun Xia
Name: Yanyun Xia
Title: General Manager

The foregoing instrument was acknowledged before me this       day of            , 202    by                           ,                                                 MONROE COUNTY PORT AUTHORITY on behalf of the port authority. This is acknowledgement clause. No oath or affirmation was administered to the signer.

Notary Public

STATE OF	CA	)
)
COUNTY OF	Alameda	)

The foregoing instrument was acknowledged before me this   19    day of    April   , 2024 by Yanyun Xia  ,         -           of ERIE CREEK LLC, an Ohio limited liability company, on behalf of the company. This is acknowledgement clause. No oath or affirmation was administered to the signer.

/s/ S. ESSAPOOR
S. ESSAPOOR, Notary Public
State of California, Alameda County
My Commission Expires: January 17, 2026

GUARANTOR'S CONSENT

The undersigned ("Guarantor") consents to the foregoing Amendment to Lease and the transformations contemplated thereby and reaffirms that its, his or her obligations under the Guaranty of the Lease ("Guaranty") Guarantor further reaffirms that its, his or her obligations under the Guaranty are separate and district from Tenant's obligations.

BITDEER, INC.

/s/ BITDEER, INC.

APPENDIX A

[***]